September 10, 2007

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Greg Belliston, Esq.
Jeffrey Riedler, Esq.

Re:	Urigen Pharmaceuticals, Inc.
Schedule 14 C
Filed August 28, 2007
File No. 0-22987

Dear Mr. Belliston:

We are counsel to Urigen Pharmaceuticals, Inc. (the “Company”). The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated August 31, 2007 relating to the Preliminary Information Statement on Schedule 14C (the “Information Statement”) of the Company. On behalf of the Company, we respond as follows:

Proposal: Adoption of Amended By-laws

1.
Please discuss the effects of the by-law amendment, as required by Item 19 of Schedule 14A. It appears that one effect will be that it will be easier for the company to execute transactions that will cause dilution to existing shareholders.

Response:
We have revised to discuss the effects of the proposal as required by Item 19 of Schedule 14A.

2.	Do you currently plan to adjust the conversion price of the Series B Preferred Stock? If so, please state the conversion price to which you anticipate changing it.

Response:
The Company does not currently plan to adjust the conversion price of the Series B Preferred Stock.

Incorporation byReference

3.
We note the disclosure that you “will provide a copy of any of the documents set forth above. . . upon request.” Based on Item 13(b) of Schedule 14A, it appears you need to deliver the documents you are incorporating by reference with the proxy statement because it appears you are not eligible for Form S-3 as set forth in Note E to Schedule 14A. Please revise the disclosure to state you are delivering the incorporated filings along with the proxy statement.

Response:
We have revised to indicate that the Company will provide a copy of the Company’s 10-KSB and Form 10-QSB for the quarter ended March 31, 2007 with the Information Statement.

Attached hereto, is a letter from the Company containing the acknowledgments outlined in your letter.

We trust that the foregoing adequately addresses your comments. If you have any questions, please contact the undersigned.

Very truly yours,
/s/
Marcelle S. Balcombe

Urigen Pharmaceuticals, Inc.
875 Mahler Road, Suite 235
Burlingame CA 94010

September 10, 2007
Via Edgar

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Urigen Pharmaceuticals, Inc.
Schedule 14 C
Filed August 28, 2007
File No. 0-22987

Gentlemen:

The undersigned being the Chief Financial Officer of the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Urigen Pharmaceuticals, Inc.

By:	/s/
Martin Shmagin
Chief Financial Officer